Expense Limitation Agreement


     This agreement ("Agreement") is entered into as of ________, 2006 by and between Roxbury Capital Management, LLC ("Roxbury") and The Roxbury Funds (the "Fund"), on behalf of the portfolios listed on Exhibit A attached hereto (the "Portfolios").

     WHEREAS, Roxbury serves as the investment adviser to the Portfolios; and

     WHEREAS, Roxbury and the Fund desire to enter into this Expense Limitation Agreement;

     NOW, THEREFORE, in consideration of the mutual terms and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     Section 1. Fee Waiver and Reimbursement of Expenses. Until the dates set forth on Exhibit A, Roxbury will waive its advisory fees with respect to the Portfolios and/or reimburse or assume expenses of the Portfolios, as the case may be, to the extent that the expenses (excluding taxes, extraordinary expenses, brokerage commissions and interest) of a class of a Portfolio, expressed as a percentage of average daily net assets, exceed the expense caps set forth on Exhibit A. Roxbury will not have any right to recover from the Portfolios any amount so waived, reimbursed or assumed. Roxbury shall have discretion regarding whether expenses will be reimbursed or assumed, on the one hand, or fees will be waived, on the other hand, to meet the expense caps set forth on Exhibit A.

     Section 2. Amendments to and Term of Agreement. The parties hereto agree to review the then current expense limitations for each class of each Portfolio on a date prior to the termination date listed on Exhibit A to determine whether such limitations should be amended, continued or terminated. Exhibit A may be amended, from time to time, to reflect a new rate or new date which the parties hereto agree in writing to be bound.

     Section 3. Notice. Any notice under this Agreement shall be given in writing addressed and delivered or mailed postage prepaid to the other party to this Agreement at its principal place of business.

     Section 4. Governing Law. To the extent that state law has not been preempted by the provisions of any law of the United States heretofore or hereafter enacted, as the same may be amended from time to time, this Agreement shall be administered, construed and enforced according to the laws of the state of Delaware.

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     IN WITNESS WHEREOF, the parties hereto have entered into this Expense
Limitation Agreement as of the date first above written.



                                   THE ROXBURY FUNDS, on behalf of each
                                   Portfolio listed on Exhibit A attached hereto

                                   _____________________________________________

                                   By:
                                   Title:

                                   ROXBURY CAPITAL MANAGEMENT, LLC

                                   _____________________________________________

                                   By:      Brian C. Beh
                                   Title:   President





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                                   Exhibit A
                                       to
                          Expense Limitation Agreement



Fund                  Class             Expense Cap        Termination Date
____                  _____             ___________        ________________

Roxbury Micro-Cap     Institutional     2.25%              December 31, 2020
Fund                  Investor          2.50%              December 31, 2020

Roxbury Mid-Cap       Institutional     1.30%              December 31, 2020
Fund                  Investor          1.55%              December 31, 2020

Roxbury Small-Cap     Institutional     1.25%              December 31, 2020
Growth Fun            Investor          1.50%              December 31, 2020